Unofficial English Translation of Press Release Dated April 27, 2004

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       Banco de Galicia y Buenos Aires S.A. Announces Completion of Offers

BUENOS AIRES, April 27, 2004 - Banco de Galicia y Buenos Aires S.A., a corporation organized under the laws of the Republic of Argentina (Buenos Aires Stock Exchange: GALI, the "Bank" or "Banco Galicia"), announced today that it has completed the offers to holders of its 9% Notes due 2003 and Step Up Floating Rate Notes due 2002 (together, the "Existing Notes") to exchange their Existing Notes for units in a par-for-par exchange offer and, in an optional second step to the exchange, to receive cash, Bonos del Gobierno Nacional due August 3, 2012, issued by the Republic of Argentina, new securities or preferred shares of Grupo Financiero Galicia S.A. ("Grupo Galicia"), in each case, subject to proration and upon the terms and subject to the conditions set forth in the Pricing Supplement, dated December 23, 2003, as supplemented by the Supplement dated March 18, 2004 and the Second Supplement dated April 6, 2004 (the Pricing Supplement, as amended by the Supplement and the Second Supplement, is referred to as the "Pricing Supplement"), and in the related electronic letter of transmittal and authorization. The offers expired at 3:00 p.m., New York City time, today.

As of 3:00 p.m., New York City time, today, the Bank estimates that the aggregate principal amount of debt tendered by holders of Existing Notes and bank debt was US$ 1,327.6 million, including US$ 313.0 million of Existing Notes. The debt being restructured represents 98.6% in aggregate principal amount of all Existing Notes and bank debt that is subject to the restructuring. The Bank will accept all Existing Notes validly tendered upon the satisfaction of the conditions to the offers. Settlement of the offers and the bank debt restructuring is expected to occur on May 18, 2004.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system and a leading financial services provider in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to individuals and corporations.

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION INTO THE UNITED STATES. THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND, EXCEPT AS DESCRIBED BELOW, WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933,
AS AMENDED (THE "SECURITIES ACT"),
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OR THE LAWS OF ANY STATE, AND, ABSENT REGISTRATION UNDER THE SECURITIES ACT, MAY
NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. AS MORE FULLY DESCRIBED IN THE PRICING SUPPLEMENT, GRUPO GALICIA INTENDS TO REGISTER UNDER THE SECURITIES ACT RESALES
OF THE CLASS B SHARES TO BE ISSUED UPON CONVERSION OF THE PREFERRED SHARES IN ACCORDANCE WITH THE TERMS SET FORTH THEREIN. ANY PUBLIC OFFERING OF THE CLASS B SHARES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE SELLING SECURITY HOLDERS THAT WILL CONTAIN DETAILED
INFORMATION ABOUT GRUPO GALICIA AND ITS MANAGEMENT AS WELL AS ITS FINANCIAL STATEMENTS.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH JURISDICTION.

THE OFFERING OF THE NEW NOTES AND BODEN 2012 IS BEING MADE IN ARGENTINA BY A SEPARATE PRICING SUPPLEMENT IN SPANISH. THE OFFERING IN ARGENTINA OF THE PREFERRED SHARES IS BEING MADE BY AN EQUITY PROSPECTUS IN SPANISH. THE ARGENTINE PRICING SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR AN INVITATION TO MAKE OFFERS TO PURCHASE AND NO PURCHASE OF THE SECURITIES REFERRED IN SUCH ARGENTINE PRICING SUPPLEMENT MAY BE MADE UNTIL CERTAIN ADMINISTRATIVE REQUIREMENTS ARE COMPLIED WITH, PURSUANT TO THE APPROVAL THEREOF BY THE CNV, WHICH WAS RECEIVED ON APRIL 23, 2004.